SUB-ITEM 77Q1: Exhibit
SUB-ITEM 77E: Legal Proceedings
On October 16, 2015, Thomas J. Kennis filed a derivative lawsuit against Metropolitan West Asset Management, LLC (the "Adviser") on behalf of the Metropolitan West Total Return Bond Fund. The lawsuit, which was filed in the U.S. District Court for the Central District of California, seeks recovery under Section 36(b) of the Investment Company Act of 1940, as amended (the "1940 Act") for the alleged overpayment of investment management fees to the Adviser. In fact, the Fund has among the best long-term risk-adjusted performance results and lowest fees in its peer group category and, accordingly, the Adviser believes that the claim is entirely without merit. The Adviser has retained counsel and intends to vigorously defend the action. The Board of Trustees of the Metropolitan West Funds, including the Independent Trustees, are carefully monitoring the proceedings.